U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

OnDeck Capital, Inc.

2. Name of persons relying on exemption:

Voce Capital Management LLC

3. Address of persons relying on exemption:

600 Montgomery Street, Suite 4400, San Francisco, California 94111

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

See attached.

vocecapital

A voice for value

VOCE CAPITAL URGES FELLOW STOCKHOLDERS TO VOTE AGAINST ONDECK DIRECTORS AT MAY 7 ANNUAL MEETING

To Survive in Current Environment OnDeck Must Acknowledge Strategic Mistakes, Arrest Wasteful Spending and Realign Corporate Governance

32% Loss of Value Since Announcing Earnings Further Evidence Company’s Strategic Tweaks Fall Woefully Short

Voting AGAINST All Three Directors Only Way to Send Strong Signal of Dissatisfaction with the Status Quo

San Francisco, CA (May 4, 2020) – Voce Capital Management LLC (“Voce”) issued the following statement in connection with the upcoming Annual Meeting of Stockholders of OnDeck Capital, Inc. (NYSE: ONDK) (“OnDeck” or the “Company):

As one of OnDeck’s most actively engaged stockholders, we’re rooting for it to succeed. Over the course of the past year, we tried to work with management and the Board to sharpen the Company’s strategic focus on its profitable and differentiated U.S. offering, and consistently pushed them to address its chronic lack of expense discipline. But we simply do not believe the Company can survive, especially in this environment, without acknowledging its strategic mistakes, arresting its wasteful spending and realigning its corporate governance to better represent the interests of stockholders. The unsatisfactory results of our private efforts to get the Company to take action culminated in the release of a letter to our fellow stockholders on April 17, 2020.

Sadly, but perhaps unsurprisingly, OnDeck’s reaction to the issues we raised was to play the “COVID-Card” early and often, repeatedly invoking the current challenging environment as if that should somehow immunize the Board from accountability. But long-term stockholders know that the crisis at OnDeck is many years in the making, and that flawed choices and poor leadership cost stockholders dearly long before anyone had even heard the word “coronavirus.” Since its December 2014 IPO, OnDeck had already vaporized 79% of stockholder value prior to the start of the pandemic, and shares now sit 95% below that initial offer price. OnDeck plunged 30% in 2019 alone, a year when its peers gained 18% and the Russell 2000 surged 25%. Its underperformance has continued during the pandemic period, too.

With such a grim track record, one might have expected at least a modicum of reflection by OnDeck or a willingness to evolve. Instead, in response to our analysis it stubbornly doubled down on the status quo,

The Pyramid | 600 Montgomery Street San Francisco, CA 94111 (415) 489-2600 tel (415) 489-2610 fax www.vocecapital.com

Voce Capital Urges Fellow Stockholders to Vote Against OnDeck Directors May 4, 2020 Page 2 of 3

offering no lasting changes to its strategy, expenses or corporate governance. Stockholders are being asked to award the long-tenured Directors seeking reelection (all of whom pre-date the IPO) three additional years in exchange for nothing more than:

▪	A reaffirmation of all of its strategic plans – with no material changes to its controversial Australian and Canadian forays or protean “ODX” strategy, and only a “pause” in its quest to obtain a bank charter (including through a potential acquisition);
▪	A series of discrete, one-time cost reductions (only in 2Q20) of $10-13 million, representing a mere 5% of OnDeck’s annual operating expense, with none of the 750 positions in the Company eliminated – compared to $50+ million in permanent annual savings we identified through benchmarking and historical comparative analysis, all of which we provided to management; and
▪	Zero governance changes now, despite significant questions raised about the Board’s fulfillment of its core responsibilities, other than a vague statement of intention to consider the commencement of a process to de-stagger its Board in 2021, which would likely not be complete until 2024 – no reform or even response to the myriad misalignments of interest in its compensation schemes, and numerous, material defects in the structure and composition of the Board that we chronicled.

As we noted in our April 24 statement, “[i]f a perennial laggard like OnDeck can’t make a single difficult choice in an environment like this, how or when will it ever do so?” Following our criticism, on its April 30 earnings call OnDeck attempted to sweeten the pot with a few million dollars of extra savings and some more soothing language, but the stock’s swift reaction is the ultimate tell: Down 32% since the earnings call ended. The final two hold-out bullish analysts have since downgraded the stock.

Through the Board’s conscious decision to move the Director nomination deadline from February 16, 2020 all the way back to December 3, 2019, stockholders are left with only two options at the present time: passively do nothing (yet again, with likely similar results to past years) or vote against the three senior OnDeck Directors standing for reelection this year. Withholding support is the only way at this time to send a strong signal of dissatisfaction with the status quo.

To those who have chosen to ponder “what could have been?” had we been permitted to run a full proxy contest this year, rather than focusing on the Company’s choices and results, we are reminded of Theodore Roosevelt’s admonition to “[d]o what you can, with what you have, where you are.” We did and we have, and encourage others to join us.

vocecapital

Voce Capital Urges Fellow

Stockholders to Vote Against

OnDeck Directors

May 4, 2020

VOCE STRONGLY URGES ITS FELLOW STOCKHOLDERS TO VOTE AGAINST THE REELECTION OF ONDECK CHAIRMAN AND CEO NOAH BRESLOW; CORPORTATE GOVERNANCE AND NOMINATING COMMITTEE CHAIR JANE THOMPSON; AND COMPENSATION COMMITTEE CHAIR RONALD VERNI AT THE ANNUAL MEETING OF STOCKHOLDERS ON MAY 7, 2020.

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

dzacchei@sloanepr.com / jgermani@sloanepr.com

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